1 THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser. If you have recently sold or transferred all of your shares in Exscientia plc, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents. The Notice of Annual General Meeting to be held at Voco Oxford Thames Hotel, Henley Rd, Sandford-on-Thames, Oxford, OX4 4GX at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024 is set out at the end of this document. Shareholders who are entitled to receive hard copy communications may submit a proxy vote using the form of proxy enclosed. All Shareholders will be able to submit a proxy electronically using the website https://www.eproxyappointment.com. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service. Exscientia plc (incorporated and registered in England and Wales under the Companies Act 2006 with company number 13483814) Notice of Annual General Meeting 2024 to be held at Voco Oxford Thames Hotel, Henley Rd, Sandford-on-Thames, Oxford, OX4 4GX on Wednesday, 15 May 2024 at 9:00 a.m. (British Summer Time) No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document. Cautionary note regarding forward-looking statements: This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward- looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended 31 December 2023. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward- looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. Notice to persons outside the United Kingdom The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

2 DEFINITIONS The following words and expressions apply throughout this document and the Notice of Annual General Meeting, unless the context requires otherwise: “Act” the Companies Act 2006 (as amended) “ADSs” American Depositary Shares, each representing one Ordinary Share “Annual General Meeting” the Annual General Meeting of the Company to be held at Voco Oxford Thames Hotel, Henley Rd, Sandford-on- Thames, Oxford, OX4 4GX at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024, notice of which is set out on page 7 of this document “Articles” the articles of the association of the Company in force at the date of this document “Audit Committee” the audit committee of the Board “Company” or “Exscientia” Exscientia plc, a company registered in England and Wales with company number 13483814 and registered office at The Schrodinger Building, Oxford Science Park, Oxford, Oxfordshire, OX4 4GE, United Kingdom “Computershare Investor Services” or “Registrar” Computershare Investor Services plc, the Company’s registrar “Depositary” Citibank, N.A., the depositary for the ADSs “Directors” or “Board” the directors of the Company as at the date of this document, whose names are set out on page 3 of this document, and a “Director” means any one of them “Directors’ Remuneration Report” the Directors’ remuneration report set out on pages 44 to 73 of the UK Annual Report “Notice of Annual General Meeting” the notice convening the Annual General Meeting as set out on page 7 of this document “Ordinary Shares” the ordinary shares of £0.0005 each in the capital of the Company “Resolutions” the resolutions to be proposed at the Annual General Meeting as set out in the Notice of Annual General Meeting “Shareholders” the holders of Ordinary Shares “UK Annual Report” the reports and financial statements for the Company for the year ended 31 December 2023

LETTER FROM THE INTERIM CHAIR OF THE BOARD

EXSCIENTIA PLC

(incorporated and registered in England and Wales under the Act with registered number 13483814)

Directors:		*Registered Office:*
Elizabeth Crain	*(Interim Chair of the Board)*	*The Schrodinger Building*
David Hallett	*(Interim Chief Executive Officer)*	*Oxford Science Park*
Ben Taylor	*(Chief Financial Officer)*	*Oxford, Oxfordshire*
Robert Ghenchev	*(Non-Executive Director)*	*OX4 4GE*
Franziska Michor	*(Non-Executive Director)*	*United Kingdom*
Mario Polywka	*(Non-Executive Director)*	

17 April 2024

Dear Shareholder,

Notice of 2024 Annual General Meeting

1. Introduction

I am pleased to invite you to our 2024 Annual General Meeting which will be held at Voco Oxford Thames Hotel, Henley Rd, Sandford-on-Thames, Oxford, OX4 4GX at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024.

In addition to highlighting the business to be transacted at the Annual General Meeting, this document explains the background to the Resolutions that will be considered at the Annual General Meeting, why the Directors consider the Resolutions to be in the best interests of Shareholders as a whole and why they recommend that you vote in favour of the Resolutions.

In the event that there are any changes to the arrangements for holding the Annual General Meeting, we will provide an update on our website (https://www.exscientia.ai/) and Shareholders are encouraged to check for any updates.

2. Action to be taken in respect of the Annual General Meeting

Your vote is important to us. Shareholders who attend the Annual General Meeting will be able to vote during the meeting. Alternatively, Shareholders can appoint a proxy and submit voting instructions in advance of the Annual General Meeting.

Shareholders can appoint a proxy and submit voting instructions:

- by completing and returning the paper form of proxy enclosed with this document (for Shareholders who are entitled to receive hard copy communications). Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled;
- by logging on to eproxyappointment.com and following the instructions;
- in the case of institutional investors, by logging into the Proxymity platform at www.proxymity.io (see further notes on page 9); or
- via CREST (see further notes on pages 8 and 9).

Proxy appointments and voting instructions, including any amendments, must be received by the Registrar by 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). A proxy may also be appointed by CREST members, by using the CREST electronic proxy

3

4 appointment service, further details of which are set out in the notes to the Notice of Annual General Meeting. Proxies submitted via CREST (under ID 3RA50) must be sent as soon as possible and in any event so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting) in order to be valid. A proxy appointment by an institutional investor via the Proxymity platform must be lodged so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 in order to be considered valid. The completion and return of a form of proxy, submitting a proxy instruction electronically or submitting a CREST proxy instruction will not preclude a Shareholder from attending and/or voting at the Annual General Meeting should they so wish. Shareholders who wish to vote are strongly encouraged to submit their votes by proxy as soon as possible and, in any event, no later than the deadline set out above. The Board recommends that Shareholders appoint the chair of the Annual General Meeting as their proxy. Voting on all resolutions at the Annual General Meeting will be conducted by way of a poll, rather than a show of hands. 3. How to attend and speak at the Annual General Meeting The Annual General Meeting will be held at Voco Oxford Thames Hotel, Henley Rd, Sandford-on- Thames, Oxford, OX4 4GX. The Annual General Meeting will commence at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024. Please be prepared to provide evidence of your shareholding and/or identity. If you are attending on behalf of a registered holder of shares you must bring photographic proof of identity and evidence of your appointment to represent that Shareholder. This includes people appointed as proxies, corporate representatives and those with power of attorney. Questions on the day will be taken from Shareholders attending the Annual General Meeting. We would politely remind you that the Directors will not answer questions relating to the individual rights of Shareholders at the Annual General Meeting itself, but if you wish to submit such a question by email, we will respond to the extent we are able. You can order a paper copy of this notice or any other company report by emailing investors@exscientia.ai. Copies will also be available at the Annual General Meeting. 4. Resolutions The business to be conducted at the Annual General Meeting consists of consideration of the following Resolutions. All the Resolutions are proposed as ordinary resolutions. This means that for each of the Resolutions to be passed, more than half of the votes cast must be in favour of the Resolution. A “vote withheld” option will be provided to enable Shareholders to abstain on any Resolution. A vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes for and against a Resolution. Resolution 1 – Annual Report and Accounts The Directors are required by the Act to lay before the Company in general meeting copies of the directors’ reports, the independent auditor’s report and the audited financial statements of the Company in respect of each financial year. For the financial year ended 31 December 2023, these are all contained in the UK Annual Report. In accordance with best practice, the Company proposes an ordinary resolution to receive and adopt the UK Annual Report, a copy of which may be found at: https://investors.exscientia.ai/financials-and- filings/Annual-General-Meeting/. Resolution 2 – Approval of the Directors’ Remuneration Report In accordance with section 439 of the Act, Shareholders are requested to approve the Directors’ Remuneration Report. The Directors’ Remuneration Report is set out on pages 44 to 73 of the UK

5 Annual Report. The Board considers that appropriate remuneration of Directors plays a vital part in helping to achieve the Company’s overall objectives. We encourage Shareholders to read the Directors’ Remuneration Report. Our UK statutory auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors’ Remuneration Report that are required to be audited. The Board has approved and signed the report in accordance with the Act. This vote is advisory and non-binding and the Directors’ entitlement to receive remuneration is not conditional on it. Payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that the Resolution is not passed. In the event that Resolution 2 is not passed, the Directors’ remuneration policy would normally need to be reconsidered by Shareholders at the next annual general meeting of the Company. Resolutions 3 and 4 – Re-appointment of Directors In accordance with the Articles, the Directors are divided into three classes designated as “Class I”, “Class II” and “Class III”. Only the Directors in Class III are required by Article 81.4 of the Articles to retire and offer themselves for re-appointment at the Annual General Meeting. At the 2025 annual general meeting, the Directors in Class I shall retire from office and be eligible for re-appointment. The current Class III Directors are David Hallett and Ben Taylor. In accordance with this requirement, David Hallett and Ben Taylor will retire and offer themselves for re-appointment as Directors at the Annual General Meeting. David Hallett and Ben Taylor are recommended by the Board for re-appointment. Resolution 3 is an ordinary resolution to re-appoint David Hallett as a Director. Resolution 4 is an ordinary resolution to re-appoint Ben Taylor as a Director. Notes to resolutions 3 and 4 David Hallett Interim Chief Executive Officer, Executive Director David Hallett has acted as our Interim Chief Executive Officer and as a member of the board of directors since February 2024. Before that he was our Chief Scientific Officer from February 2023 until February 2024 and our Chief Operations Officer from January 2020 until February 2023. Dr. Hallett has more than two decades of experience in drug discovery and alliance management. Prior to joining Exscientia, Dr. Hallett served as Executive Vice President of Chemistry and Executive Vice President of Alliance Management at Evotec from September 2005 to December 2019. Dr. Hallett trained as a medicinal chemist and served as a Research Fellow at Merck & Co., Inc. He holds a B.A. from the University of Cambridge in Natural Sciences, a Ph.D. from the University of Manchester in Synthetic Organic Chemistry and was a post-doctoral fellow in Synthetic Organic Chemistry at the University of Texas Austin. We believe Dr. Hallett’s experience in drug development and his knowledge of our company qualify him to serve on our board of directors. Ben Taylor Executive Director Ben Taylor serves as our Chief Financial and Strategy Officer and as a member of the board of directors, having joined Exscientia in November 2020. Mr. Taylor has more than two decades of experience, including 15 years in healthcare investment banking, primarily at Goldman Sachs & Co. LLC, or Goldman Sachs, and seven years in biotech and healthtech executive roles. During this period, Mr. Taylor focused on strategy, financings, communications, clinical development and business development in the biopharmaceutical industry. Prior to joining Exscientia, Mr. Taylor was interim Chief Financial Officer at Aetion, Inc., a healthtech company using real world data analytics to optimise biopharma clinical development and commercialisation, from April 2020 to November 2020. Mr. Taylor served as President and Chief Financial Officer for Tyme Technologies, Inc., where he oversaw operations for the oncology company from April 2017 to August 2020. Mr. Taylor served as Head of Commercial Pharma, Managing Director for Barclays Capital Inc. from February 2016 to March 2017 and in a variety of roles with Goldman Sachs from July 2006 to February 2016. He received a B.A. with

6 Honors from Brown University in East Asian Studies. We believe his extensive experience in the healthcare industry qualifies him to serve on our board of directors. Resolutions 5 and 6 – Appointment and remuneration of the auditor The Company is required to appoint an auditor at each general meeting at which accounts are laid before the members, to hold office until the conclusion of the next such meeting. Resolution 5 is an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as the Company’s auditor to hold office until the conclusion of the next annual general meeting at which accounts are laid. Resolution 6 is an ordinary resolution to authorise the Directors to determine the auditors’ remuneration. The Audit Committee will continue to consider the reappointment of the external auditor each year before making a recommendation to the Board. 5. Directors’ recommendation and voting intentions The Directors consider the Resolutions to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting, as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 220,313 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 0.2% of the Company’s total voting rights as at 11 April 2024, the latest practicable date prior to the publication of this document. Yours faithfully, Elizabeth Crain Interim Chair of the Board

7 NOTICE OF ANNUAL GENERAL MEETING EXSCIENTIA PLC (incorporated and registered in England and Wales under the Companies Act 2006 with registered number 13483814) NOTICE IS HEREBY GIVEN that the Annual General Meeting of Exscientia plc (the “Company”) will be held at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024 at Voco Oxford Thames Hotel, Henley Rd, Sandford-on-Thames, Oxford, OX4 4GX to consider, and if thought fit, pass the following resolutions which will each be proposed as ordinary resolutions. ORDINARY RESOLUTIONS 1. To receive and adopt the accounts of the Company for the year ended 31 December 2023 together with the reports of the Directors and the auditors thereon (the “2023 Annual Report and Accounts”). 2. To approve the Directors’ Remuneration Report (other than the Directors’ remuneration policy set out on pages 49 to 51 of the Directors’ Remuneration Report), as set out in the 2023 Annual Report and Accounts. 3. To re-appoint David Hallett as a Director of the Company who is retiring in accordance with Article 81.4 of the Company’s articles of association and, being eligible, is offering himself for re- appointment. 4. To re-appoint Ben Taylor as a Director of the Company who is retiring in accordance with Article 81.4 of the Company’s articles of association and, being eligible, is offering himself for re- appointment. 5. To re-appoint PricewaterhouseCoopers LLP as the Company’s auditors to act as such until the conclusion of the next annual general meeting of the Company at which the requirements of section 437 of the Companies Act 2006 (the “Act”) are complied with. 6. To authorise the Directors of the Company to determine the auditors’ remuneration. Registered Office BY ORDER OF THE BOARD The Schrodinger Building Oxford Science Park Oxford, Oxfordshire OX4 4GE United Kingdom Daniel Ireland 17 April 2024 Company Secretary

8 NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING The following notes further explain your general rights as a Shareholder and your right to attend and vote at the Annual General Meeting or to appoint someone else to vote on your behalf. Please note that the below does not apply to holders of ADSs, who should refer to the section headed “Holders of ADSs” on page 13. 1. Shareholders, or their proxies, intending to attend the Annual General Meeting in person are requested, if possible, to arrive at the Annual General Meeting venue at least 20 minutes prior to the commencement of the Annual General Meeting at 9:00 a.m. (British Summer Time) on Wednesday, 15 May 2024, so that their shareholding may be checked against the Company’s Register of Members and attendance recorded. 2. You can appoint a proxy either: (i) by completing and returning the paper form of proxy enclosed with this document (for Shareholders who are entitled to receive hard copy communications). Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled; (ii) by logging on to eproxyappointment.com and following the instructions; (iii) in the case of institutional investors, by logging into www.proxymity.io with the procedures set out in note 9 below; or (iv) in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out in notes 6 - 8 below. 3. The completed form of proxy, voting instruction via eproxyappointment.com or any CREST Proxy Instruction (as described in notes 6 - 8 below), as the case may be, must be received by Computershare Investor Services by 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). 4. If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the Registrar before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of use of eproxyappointment.com carefully. 5. The return of a completed form of proxy, electronic proxy appointment or any CREST Proxy Instruction will not prevent a Shareholder from attending the Annual General Meeting and voting in person if he/she wishes to do so. 6. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting (and any adjournment of the Annual General Meeting) by using the procedures described in the CREST Manual (available from www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. 7. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by Computershare Investor Services (ID number 3RA50) by 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application

9 host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. 8. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 9. If you are an institutional investor you may be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, please go to www.proxymity.io. Your proxy must be lodged so as to be received by no later than 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 to be considered valid. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. 10. Under section 527 of the Act, Shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the auditor’s report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with section 437 of the Act (in each case) that the Shareholders propose to raise at the relevant meeting. The Company may not require the Shareholders requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting for the relevant financial year includes any statement that the Company has been required under section 527 of the Act to publish on a website. 11. Any Shareholder attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the Annual General Meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the Annual General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the Annual General Meeting that the question be answered. 12. As at 11 April 2024 (the latest practicable date before the publication of this document), the issued share capital of the Company was 126,374,777 Ordinary Shares (including Ordinary Shares represented by ADSs). Each Ordinary Share carries the right to one vote at a general meeting of the Company. Therefore, the total number of voting rights in the Company as at 11 April 2024 is 126,374,777. 13. You may not use any electronic address (within the meaning of section 333(4) of the Act) provided in either this document or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

10 A copy of this document, and other information required by the Act, can be found on the Company’s website at www.exscientia.ai.

11 VOTING INFORMATION FOR HOLDERS OF ORDINARY SHARES When is my voting entitlement fixed? To vote at the Annual General Meeting you must be a registered holder of Ordinary Shares at 6.30 p.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, at 6.30 p.m. (British Summer Time) on the day two working days prior to the adjourned meeting). Your voting entitlement will depend on the number of Ordinary Shares that you hold at that time. How can I vote at the Annual General Meeting? If you are a registered holder of Ordinary Shares, you can either attend and vote at the Annual General Meeting in person or appoint the chair of the Annual General Meeting or any other person to attend, speak and vote on your behalf. This person is called your proxy. Your proxy does not have to be a Shareholder, but must attend the Annual General Meeting to represent you. We recommend that Shareholders appoint the chair of the Annual General Meeting as their proxy. You can instruct your proxy how to vote. Where no specific instruction is given by you, your proxy may vote at their discretion or refrain from voting, as they see fit. You can appoint more than one proxy provided it is in relation to different shares within your holding. You can appoint a proxy and submit voting instructions: - by completing and returning the paper form of proxy enclosed with this document (for Shareholders who are entitled to receive hard copy communications). Please read the instructions carefully to ensure you have completed and signed the form correctly. Any alterations must be initialled; - by logging on to eproxyappointment.com and following the instructions; - in the case of institutional investors, by logging into the Proxymity platform at www.proxymity.io (see further notes on page 9); or - via CREST (see further notes on pages 8 and 9). If you own shares jointly with one or more other persons, then where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior). By when do I have to submit my vote? Proxy appointments and voting instructions, including any amendments, must be received by Computershare Investor Services, the Company’s registrar, by 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non-working days) prior to the time of the adjourned meeting). If you miss this deadline and wish to submit a new vote or amend an existing vote, you can only do so by attending the Annual General Meeting in person and voting. I already voted but have changed my mind – can I change my vote? You can submit a new voting instruction at any time before the time and date above. If you wish to amend a paper form of proxy, you must do so in writing and sign your new form of proxy. The voting instruction received last will be the one that is followed. I hold shares on behalf of several others – can I vote part of the holding separately? You can appoint more than one proxy using a paper form of proxy or via

12 https://www.eproxyappointment.com, CREST or Proxymity, as applicable, provided it is in relation to different shares. If you appoint more than one proxy using a paper form of proxy, please ensure that you specify your voting instructions in relation to the relevant number of shares within the form itself or in a cover letter accompanying it. Corporate Shareholders may either appoint one or more proxies, or alternatively appoint one or more corporate representatives in relation to different shares. Multiple proxies and corporate representatives may all attend and speak at the Annual General Meeting and may vote the shares that their respective appointments represent in different ways. I am a CREST member – can I use the CREST system to vote? CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available via www.euroclear.com/CREST). CREST ID number: 3RA50. CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. I have a power of attorney from a Shareholder – how can I vote? You can vote using the paper form of proxy only. You must ensure that the valid power of attorney and the form of proxy have been deposited with the Registrar, Computershare Investor Services at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, by 9:00 a.m. (British Summer Time) on Monday, 13 May 2024 (or, if the Annual General Meeting is adjourned, 48 hours (excluding non- working days) prior to the time of the adjourned meeting).

13 VOTING INFORMATION FOR HOLDERS OF ADSs When is my voting entitlement fixed? To instruct the Depositary to vote the Ordinary Shares represented by your ADSs at the Annual General Meeting you must be a registered holder of ADSs at 5:00 p.m. (Eastern Daylight Time) on 10 April 2024 (the “ADS Record Date”). Your voting entitlement will depend on the number of ADSs you hold of the ADS Record Date. How can I attend the Annual General Meeting in person? ADS holders cannot attend or vote in person at the Annual General Meeting. How can I vote the Ordinary Shares represented by my ADSs? If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly. If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines. By when do I have to submit my ADS vote to the Depositary? An ADS voting instruction card with your voting instructions must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on Thursday 9 May 2024 in the manner and at the address specified in the ADS voting instruction card. I already voted as an ADS Holder but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card, you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed. I hold my ADSs in a street name – can I still vote? You should contact your bank, broker or nominee for information on how to vote your ADSs.

14 CONTACT DETAILS Exscientia plc The Schrodinger Building Oxford Science Park Oxford, Oxfordshire OX4 4GE United Kingdom www.exscientia.ai The Registrar Computershare Investor Services plc The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Shareholder helpline — for information relating to your ordinary shares, please contact the Registrar on +44 370 707 1446. Calls outside the United Kingdom will be charged at the applicable international rate. The Registrar is open between 9:00 a.m. – 5:30 p.m. (British Summer Time), Monday to Friday excluding public holidays. ADS Depositary Citibank ADS Holder Services P.O. Box 43077 Providence, Rhode Island 02940-3077 USA Tel: 1-877-CITI-ADR (toll free) Tel: 1-781-575-4555 (outside US) Fax 1-201-324-3284 E-mail at: Citibank@shareholders-online.com